UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-l(a) AND AMENDMENTS THERETO FILED PURSUANT

TO RULE 13d-2(a)

(Amendment No. 3)*

Inspirato Incorporated

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

45791E 206

(CUSIP Number)

John Lambrech

W Capital Management, LLC

400 Park Avenue, Suite 910

New York, NY 10022

(212) 561-5240

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 16, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 45791E 206

1.	Names of Reporting Person W Capital Partners III, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 364,571 shares of Class A common stock
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 364,571 shares of Class A common stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 364,571 shares of Class A common stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 5.2%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 45791E 206

1.	Names of Reporting Person W Capital Management, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 364,571 shares of Class A common stock
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 364,571 shares of Class A common stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 364,571 shares of Class A common stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 5.2%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 45791E 206

1.	Names of Reporting Person AXA IM US Group Holding Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 364,571 shares of Class A common stock
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 364,571 shares of Class A common stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 364,571 shares of Class A common stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 5.2%
14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 45791E 206

1.	Names of Reporting Person AXA Investment Managers S.A.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization France

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 364,571 shares of Class A common stock
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 364,571 shares of Class A common stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 364,571 shares of Class A common stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 5.2%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 45791E 206

1.	Names of Reporting Person AXA S.A.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization France

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 364,571 shares of Class A common stock
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 364,571 shares of Class A common stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 364,571 shares of Class A common stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 5.2%
14.	Type of Reporting Person (See Instructions) OO

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is amended and supplemented as follows:

(a) and (b) See Items 7-11 and 13 of the cover pages of this Amendment No. 3 to Schedule 13D.

The percentages set forth on the cover pages are based on 7,041,309 shares of Class A Common Stock outstanding as of September 13, 2024, as reported in the Issuer’s registration statement on Form S-3 filed on September 17, 2024, and do not give effect to the 1,516,109 shares of Class V Common Stock outstanding as of September 13, 2024 as reported by the Issuer.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 18, 2024

W CAPITAL PARTNERS III, L.P.

By: WCP GP III, LP its General Partner
By: WCP GP III, LLC its General Partner

By:	/s/ John Lambrech
Name: John Lambrech
Title: Chief Financial Officer

W CAPITAL MANAGEMENT LLC

By:	/s/ David Wachter
Name: David Wachter
Title: Chief Executive Officer

AXA IM US GROUP HOLDING INC.

By:	/s/ Jean Christophe Menioux
Name: Jean Christophe Menioux
Title: Chairman of the Board and Director

AXA INVESTMENT MANAGERS S.A.

By:	/s/ Anthony Gilsoul
Name: Anthony Gilsoul
Title: Attorney-in-fact, duly authorized under Power of Attorney effective as of February 9th, 2023 by and on behalf of AXA Investment Managers S.A.

AXA S.A.

By:	/s/ Anthony Gilsoul
Name: Anthony Gilsoul
Title: Attorney-in-Fact, duly authorized under Power of Attorney effective as of October 15th, 2020 by and on behalf of AXA S.A.